Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 3

Date of Offering Circular: July 15, 2022

January 20, 2023

Multi-Housing Income REIT, LLC

9050 N. Capital of Texas Highway

Suite 320

Austin, TX 78759

(512) 872-2898

investors@upsideavenue.com

www.upsideavenue.com

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, LLC, (the “Company”) dated July 15, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Changes to Directors and Officers

Chirag Hathiramani, formerly the Chief Investment Officer, departed the Company on January 11, 2023.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.